UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

124 City Road,

London, EC1V 2NX, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Share Issuance to RedCloud Chief Executive Officer to Off-set Financial Liabilities

On September 22, 2026, RedCloud Holdings plc (the “Company” or “RedCloud”) entered into a subscription agreement and a set-off agreement with Justin Floyd, Chief Executive Officer of the Company, pursuant to which the Company agreed to issue and sell to Mr. Floyd 74,000 ordinary shares of the Company, par value £0.002 per share (the “Subscribed Shares”) at a subscription price per share of $2.50, representing a substantial premium to the closing price of the Company’s ordinary shares on September 21, 2026, for an aggregate subscription price of $185,000 in a private placement (the “Offering”).

The aggregate subscription price was paid to the Company by offsetting financial liabilities of the Company to Mr. Floyd. The Offering closed on September 22, 2026, upon such time the financial liabilities of the Company to Mr. Floyd were fully satisfied and irrevocably discharged.

The offer and sale of the Subscribed Shares described above, were made in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof. Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy ordinary shares or other securities of the Company.

On September 22, 2026, the Company issued a press release disclosing the Offering. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.1 shall not be incorporated by reference into any registration statement or other filing under the Securities Act, unless expressly incorporated by reference therein.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the completion and size of the Offering, market and business conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated September 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: September 22, 2026